UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of September 2011

Hellenic Telecommunications Organization S.A.

 (Translation of registrant's name into English)

99 Kifissias Avenue

GR 15181 Amaroussion

Athens, Greece

 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐      No  ☒

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

OTE REACHES AGREEMENT

FOR A TOTAL OF €160 MILLION IN SALARY CUTS

Athens, Greece – September 23, 2011 – Hellenic Telecommunications Organization SA (ASE:HTO, OTC MARKET:HLTOY) announces that yesterday, following lengthy negotiations of several months, it reached an agreement with the Unions on the framework of a three-year Collective Labour Agreement to be signed after approval by the competent bodies of the parties involved.

The basic terms include the following:

•

Ensuring employment for OTE’s personnel. The company will not introduce work rotation or proceed with dismissals on financial or operational grounds, for the duration of the Collective Labour Agreement to be signed.

•

Reduction of personnel costs. Salary grades will be reduced by approximately 11% for a period of three years and then will revert to current levels in 1.1.2015.

•

Reduction of weekly working hours. Full working time will be adjusted to 35 hours per week and will increase to the current 40 hours per week from 1.1.2015.

The Chairman and CEO of OTE, Mr Michael Tsamaz commented:

“In this turbulent period, we succeeded in reaching an agreement on measures that can improve the company’s competitiveness, whilst ensuring its uninterrupted operation.  We have reached common ground with the Union representatives to reduce payroll costs without resorting to dismissals.  This agreement is part of our effort to transform OTE into a highly competitive and efficient company and ensure future investments in telecommunications infrastructure in order to offer state of the art telecommunications services, to contribute to the technological advancement of the country and to increase shareholder value.”

About OTE

OTE Group is Greece's leading telecommunications organization and one of the pre-eminent players in Southeastern Europe, providing top-quality products and services to its customers.

Apart from serving as a full service telecommunications group in the Greek telecoms market, OTE Group has also expanded during the last decade its geographical footprint throughout South East Europe, acquiring stakes in the incumbent telecommunications companies of Romania and Serbia, and establishing mobile operations in Albania, Bulgaria, and Romania. At present, companies in which OTE Group has an equity interest employ about 29,000 people in four countries, and our portfolio of solutions ranges from fixed and mobile telephony to Internet applications, satellite, maritime communications and consultancy services.

OTE shares are listed on the Athens Stock Exchange, and the London Stock Exchange (in the form of GDRs). Following their delisting from the NYSE in September 2010, the company’s ADRs trade in the US OTC market. OTE’s American Depositary Receipts (ADR’s) represent ½ ordinary share.

Additional Information is also available on http://www.ote.gr.

Contacts:

OTE:

Dimitris Tzelepis - Head of Investor Relations

Tel: +30 210 611 1574, Email: dtzelepis@ote.gr

Maria Kountouri - Assistant to the Head of Investor Relations

Tel: +30 210 611 5381, Email: mkountouri@ote.gr

Kostas Maselis - Senior Financial Analyst, Investor Relations

Tel: +30 210 611 7593, Email: kmaselis@ote.gr

Sofia Ziavra - Financial Analyst, Investor Relations

Tel: +30 210 611 8190, Email: sziavra@ote.gr

Daria Kozanoglou - Senior Communications & Regulatory Affairs Officer,

Investor Relations

Tel: +30 210 611 1121, Email: nkozanoglou@ote.gr

Eftychia Tourna - Communications & Regulatory Affairs Officer, Investor Relations

Tel: +30 210 611 7236, Email: etourna@ote.gr

Eleni Agoglossaki - Communications & Regulatory Affairs Officer, Investor Relations Tel: +30 210 611 7880, Email: eagoglossak@ote.gr

Forward-looking statement

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 2010 filed with the SEC on June 17, 2011. OTE assumes no obligation to update information in this release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hellenic Telecommunications Organization S.A.

Date: September 23, 2011

By :/s/ Kevin Copp

 Name: Kevin Copp

 Title: OTE GROUP CHIEF FINANCIAL OFFICER